

13030002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~50935~~ 8-36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MERRIMAN CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, 9th Floor
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Febbo 415-248-5603
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue, 11th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, **William J. Febbo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Merriman Capital, Inc.**, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

On this ___ day of ___ 2013 before me, the undersigned notary public personally appeared ___, proved to me through satisfactory evidence of identification, which were ___ to be the person whose name is signed on the preceding or attached document, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of (his) (her) knowledge and belief.

(official signature and seal of notary)

Notary Public

My commission expires ___

Signature

Chief Operating Officer

Title

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
	(c)	Statement of Operations.
	(d)	Statement of Cash Flows.
	(e)	Statement of Changes in Stockholder's Equity.
	(f)	Statement of Changes in Subordinated Borrowings
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
x	(l)	An Oath or Affirmation.
x	(m)	A Copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

MERRIMAN CAPITAL, INC.
(A Wholly Owned Subsidiary of Merriman Holdings, Inc.)

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Merriman Capital, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Merriman Capital, Inc. (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.



Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Merriman Capital, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has recurring losses, negative cash flows from operations and an accumulated deficit as of December 31, 2012. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Marcum LLP

New York, NY
February 22, 2013

MERRIMAN CAPITAL, INC.
(A Wholly-Owned Subsidiary of Merriman Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$ 1,252,845	
Securities owned:		
Marketable, at fair value	709,333	
Non-marketable, at estimated fair value	727,060	
Restricted cash	250,000	
Due from clearing broker	127,701	
Accounts receivable, net	533,606	
Secured demand note receivable	175,000	
Equipment and fixtures, net	17,647	
Prepaid expenses and other assets	327,237	
Total Assets		$ 4,120,429
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$ 271,413	
Commissions payable	403,978	
Accrued expenses and other	436,581	
Deferred rent	326,831	
Deferred revenue	140,404	
Due to parent	276,726	
Secured demand note payable	175,000	
Subordinated borrowings from parent	1,950,000	
Total Liabilities		$ 3,980,933
Shareholder's Equity		
Common stock, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000	
Additional paid-in capital	24,801,750	
Accumulated deficit	(24,697,254)	
Total Shareholder's Equity		139,496
Total Liabilities and Shareholder's Equity		$ 4,120,429

The accompanying notes are an integral part of this financial statement.

MERRIMAN CAPITAL, INC.
(A Wholly-Owned Subsidiary of Merriman Holdings, Inc.)

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2012

NOTE 1 - DESCRIPTION OF BUSINESS

Merriman Capital, Inc. (the "Company" or "MCI") is an investment bank and securities broker-dealer focused on fast growing companies and institutional investors. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Merriman Holdings, Inc. (the Parent). The Company's corporate office is located in San Francisco, California.

NOTE 2 - GOING CONCERN/LIQUIDITY

As of December 31, 2012, liquid assets consisted primarily of cash and cash equivalents of approximately $1,253,000 and marketable securities of approximately $709,000, totaling approximately $1,962,000. For the year ended December 31, 2012, the Company had negative cash flows from operations and has reported recurring losses. As of December 31, 2012, the Company had an accumulated deficit of approximately $24,697,000. These facts raise substantial doubt as to our ability to continue as a going concern.

The accompanying audited financial statement has been prepared assuming the Company will continue on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from uncertainty about the Company's ability to continue as a going concern.

The Company since 2011 has reduced its operating expenses by eliminating certain non-revenue generating personnel, administrative positions and technology related costs. Additionally, the Company shifted its strategic focus away from the traditional broker dealer model of research and institutional sales toward a capital markets advisory and platform revenue model. Management believes this business model will result in reduced fixed operating costs and higher operating profit margin.

Management's plan to alleviate the going-concern uncertainty includes, but is not limited to, the issuance of equity and debt instruments for working capital. The Company's continued existence is also dependent upon its ability to increase revenues generated from operations which will enable the Company to achieve a profitable level of operations.

NOTE 2 - GOING CONCERN/LIQUIDITY (CONTINUED)

If anticipated operating results are not achieved, management has the intent and believes it has the ability to further delay or reduce expenditures. In such case, the further reduction in operating expenses might need to be substantial. Failure to generate sufficient cash flows from operations, raise additional capital, or reduce certain discretionary spending would have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company can give no assurance that it will be successful in its plans and can give no assurance that additional financing will be available on terms advantageous to or at all. Should the Company not be successful in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all of its operational activities and/or contemplate the sale of its assets if necessary.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS AND PRESENTATION

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statement. Actual results could differ from those estimates. Significant estimates include stock-based compensation, allowance for the deferred tax asset and the Company's Level 3 securities.

For the purpose of presentation, dollar amounts displayed in these Notes to the Financial Statement are rounded to the nearest thousand.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

RESTRICTED CASH

Restricted cash as of December 31, 2012 included cash on deposit with the Company's clearing organization.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DUE FROM/TO CLEARING BROKER

The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organizations as deemed necessary.

SECURITIES OWNED

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value with related unrealized gains or losses recognized in principal transactions in the statement of operations. The securities owned are classified as either "Marketable" or "Nonmarketable." Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement. Non-marketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether or not a buyer is identified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, due from clearing broker, accounts receivable, receivable from parent, accounts payable, commissions and bonus payable, accrued expenses, due to clearing broker, and subordinated borrowing from Parent, approximate their fair values.

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "*Fair Value Measurement and Disclosures*" for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY (CONTINUED)

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques (see Note 4).

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses for the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, the age of the receivable balance, and general economic conditions that may affect a client's ability to pay.

EQUIPMENT AND FIXTURES

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization, including amortization of capital leases, are computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

INCOME TAXES

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740 - Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and the expected future tax benefit to be derived from tax loss and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

CONCENTRATIONS

Substantially all of the Company's cash and cash equivalents are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

As of December 31, 2012, the Company held concentrated positions in two securities with total fair value $569,000. The prices of these securities are highly volatile.

As of December 31, 2012, the Company held concentrated positions in accounts receivable with one client which exceeded 10% of total accounts receivable (approximately $200,000).

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

CORPORATE EQUITIES

Corporate equities are comprised primarily of exchange-traded equity securities that the Company takes selective proprietary positions based on expectations of future market movements and conditions.

Also, as compensation for investment banking services, the Company frequently receives common stock of the client as an additional compensation to cash fees. The common stock is typically issued prior to a registration statement is effective. The Company classifies these securities as "not readily marketable securities" as they are restricted stock and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements to qualify under the exemption to Rule 144, including the requisite holding period. Once a registration statement covering the securities is declared effective by the SEC or the securities have satisfied the Rule 144 requirements, the Company classifies them as "marketable securities."

Typically, the common stock is traded on stock exchanges and most are classified as Level 1 securities. The fair value is based on observed closing stock price at the measurement date. As of December 31, 2012, the fair value of this type of securities included in securities owned in the statements of financial condition is approximately $709,000.

Certain securities are traded infrequently and therefore do not have observable prices based on actively traded markets. These securities are classified as Level 3 securities, if pricing inputs or adjustments are both significant to the fair value measurement and unobservable.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

CORPORATE EQUITIES (CONTINUED)

The Company determines the fair value of infrequently trading securities using the observed closing price at measurement date, discounted for the put option value calculated through the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility.

As of December 31, 2012, the fair value of this type of securities included in securities owned in the statements of financial condition is approximately $242,000.

STOCK WARRANTS

Also as partial compensation for investment banking services, the Company may receive stock warrants issued by the client. Stock warrants provide their holders with the right to purchase equity in a company. If the underlying stock of the warrants is freely tradable, the warrants are considered to be marketable. If the underlying stock is restricted, subject to a registration statement or to satisfying the requirements for a Rule 144 exemption, the warrants are considered to be non-marketable. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

The fair value of the stock warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. Generally, a change in stock volatility results in a directionally similar change in fair value. As these require significant management assumptions, they are classified as Level 3 securities.

As of December 31, 2012, the fair value of this type of securities included in securities owned in the statement of financial condition is approximately $467,000.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

UNDERWRITERS' PURCHASE OPTIONS

The Company may receive partial compensation for its investment banking services also in the form of underwriters' purchase options ("UPOs"). UPOs are identical to warrants other than with respect to the securities for which they are exercisable. UPOs grant the holder the right to purchase a "bundle" of securities, including common stock and warrants to purchase common stock. UPOs grant the right to purchase securities of companies for which the Company acted as an underwriter to account for any overallotment of these securities in a public offering. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

The fair value of the UPOs is determined using the Black-Scholes model or similar technique, applied in two stages. The first stage is to determine the value of the warrants contained within the "bundle" which is then added to the fair value of the stock within the bundle. Once the fair value of the underlying "bundle" is established, the Black-Scholes model is used again to estimate a value for the UPOs. The fair value of the "bundle" as estimated by Black-Scholes in the first stage is used instead of the price of the underlying stock as one of the inputs in the second stage of the Black-Scholes. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate; stock expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. Generally, a change in stock volatility results in a directionally similar change in fair value. The use of the valuation techniques requires significant management assumptions and therefore UPOs are classified as Level 3 securities.

As of December 31, 2012, the fair value of this type of securities included in securities owned in the statement of financial condition is approximately $18,000.

PREFERRED STOCK

Preferred stock represents preferred equity in companies. The preferred stock owned by the Company is convertible at the Company's discretion. For these securities, the Company uses the exchange-quoted price of the common stock equivalents to value the securities. They are classified within Level 2 or Level 3 of the fair value hierarchy depending on the availability of an observable stock price on actively traded markets.

As of December 31, 2012, the fair value of this type of securities included in securities owned in the statement of financial condition was deemed de-minimus.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 3 financial instruments:

	Valuation Technique	Unobservable Input	Range	Weighted Average
Financial instruments and other inventory positions owned:				
Corporate equities	Put option discount using Black-Scholes option pricing model	Stock volatility	150%	150%
Stock warrants	Black-Scholes option pricing model	Stock volatility	24-254%	143%
Underwriters' purchase options	Black-Scholes option pricing model	Stock volatility	182%	182%
Preferred stock	Exchange-quoted price of common stock equivalents	Preferred stock to common stock conversion rate	1.6	1.6

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	At December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets - Securities Owned:				
Corporate equities	$709,333	$ --	$241,767	$ 951,100
Stock warrants	--	--	467,596	467,596
Underwriters' purchase options	--	--	17,634	17,634
Preferred stock	--	--	63	63
Total	$709,333	$ --	$727,060	$1,436,393

The following summarizes the change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2012:

	Corporate Equities	Stock Warrants	Underwriters' Purchase Option	Preferred Stock	Total
Balance - December 31, 2011	$907,495	$ 683,211	$ 5,972	$395	$1,597,073
Purchases or receipts (a)	22,066	288,153	--	--	310,219
Sales or exercises	(788,830)	(328)	--	(83)	(789,241)
Gains (losses):					
Realized	290,393	--	--	--	290,393
Unrealized	(189,357)	(503,440)	11,662	(249)	(681,384)
Balance - December 31, 2012	$241,767	$ 467,596	$17,634	$ 63	$ 727,060

(a) Includes purchases of securities and securities received for services.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased are comprised primarily of exchange-traded equity securities that the Company sold short based on expectations of future market movements and conditions. They are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 liability of the fair value hierarchy. As of December 31, 2012, Securities sold, not yet purchased was nil.

TRANSFERS WITHIN THE FAIR VALUE HIERARCHY

The Company assesses its financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the end of the reporting period. There were no significant transfers between our Level 1 and Level 2 classified instruments during the year ended December 31, 2012.

NOTE 5 - EQUIPMENT AND FIXTURES

Equipment and fixtures consisted of the following at December 31, 2012:

Computer equipment	$ 568,203
Furniture and equipment	939,482
Software	191,744
Leasehold improvements	1,113,769
	2,813,198
Less: accumulated deprecation	(2,795,551)
Total	$ 17,647

No equipment or fixtures were purchased through capital lease financing during 2012.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none was made during 2012.

NOTE 7 - RELATED PARTY TRANSACTIONS

SECURED DEMAND NOTE

On August 31, 2012, the Company entered into a three year secured demand note agreement with the Parent in the amount of $175,000 bearing interest at 8% per annum, payable quarterly. The agreement complies with FINRA's prescribed regulations and is accounted for as equity subordination in accordance with SEC rule 15c3-1(d). Accordingly, the statement of financial condition includes both an asset ("Secured demand note receivable") and the corresponding liability ("Secured demand note payable"). The note is subordinated to the claims of present and future creditors of the Company and cannot be repaid if such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

SHORT-TERM SUBORDINATED BORROWINGS

On October 30, 2012, the Company borrowed $500,000 from Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. Total fees incurred were $45,000, which amount was included in cost of underwriting capital in the Company's statement of operations. The loan and related fees were paid in full on December 14, 2012.

On June 13, 2012, the Company borrowed $1,600,000 from Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. Total fees incurred were $36,000, which amount was included in cost of underwriting capital in the Company's statement of operations. The loan and related fees were paid in full on June 25, 2012.

NOTE 7 - RELATED PARTY TRANSACTIONS (CONTINUED)

SHORT-TERM SUBORDINATED BORROWINGS (CONTINUED)

On January 27, 2012, the Company borrowed $2,500,000 from Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. Total fees incurred were $110,000, which amount was included in cost of underwriting capital in the Company's statement of operations. The loan and related fees were paid in full on February 17, 2012.

LONG-TERM SUBORDINATED BORROWINGS

On August 31, 2012, the Company borrowed $250,000 from the Parent at an annual interest rate of 8%, payable quarterly in arrears, with a maturity date of August 31, 2015. As of December 31, 2012, this note this note remains outstanding and is included in subordinated borrowings from parent.

On December 30, 2011, the Company borrowed $700,000 from the Parent at an annual interest rate of 9%, payable quarterly in arrears, with a maturity date of December 30, 2014. As of December 31, 2012, this note this note remains outstanding and is included in subordinated borrowings from parent.

On September 29, 2010, the Company borrowed $1,000,000 from the Parent at an annual interest rate of 8%, payable monthly in arrears, with a maturity date of September 29, 2013. As of December 31, 2012, this note remains outstanding and is included in subordinated borrowings from parent.

OTHER RELATED-PARTY TRANSACTIONS

From time to time, officers and employees of the Company may invest in private placements which the Company's Parent arranges and for which the Company charges investment banking fees.

The Company's employees may, at times, provide certain services and supporting functions to its affiliate entities. The Company is not reimbursed for any costs related to providing those services.

NOTE 8 - INCOME TAXES

As of December 31, 2012, the Company had approximately $12.1 million of U.S. federal and state net operating loss carryovers available to offset future taxable income. These net operating losses which, if not utilized, begin expiring in the year 2028. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's net operating loss carry over may be subject to an annual limitation in the event of a change of control.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 - "Income Taxes" requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carry-back and carry-forward periods, and expectations of future profits. The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance as of December 31, 2012.

As of December 31, 2012, the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following:

	2012
Deferred Tax Asset	
Federal and State net operating loss carryovers	$ 5,642,000
Accrued compensation	128,000
Deferred rent	139,000
Stock based compensation	973,000
Allowance for doubtful accounts	46,000
Fixed asset depreciation	420,000
Unrealized loss	4,535,000
Total deferred tax asset	11,883,000
Valuation allowance	(11,752,000)
Deferred Tax Asset, Net of valuation allowance	131,000
Deferred Tax Liabilities	
Prepaid assets	(131,000)
Net Deferred Tax Asset (Liability)	$ --

NOTE 8 - INCOME TAXES (CONTINUED)

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operation. Penalties would be recognized as a component of "General and administrative expenses."

No interest or penalties were recorded during the year ended December 31, 2012. As of December 31, 2011 no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

The Company is included in US federal and state tax returns with its Parent. These tax returns are subject to examination by tax authorities for years beginning in December 31, 2009.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2012, the Company had regulatory net capital, as defined, of $722,000, which exceeded the amount required by $472,000. The Company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

NOTE 9 - NET CAPITAL REQUIREMENTS (CONTINUED)

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

FINANCIAL INSTRUMENTS

The Company trades securities that are primarily traded in the United States markets. As of December 31, 2012, the Company had not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps, or derivatives that would expose the Company to significant related off-balance sheet risk.

In addition, the Company, from time to time, has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased).

When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is realized as the fair value of the underlying security decreases or increases, respectively.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to control market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK (CONTINUED)

CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2012. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The following is a table summarizing significant commitments as of December 31, 2012, consisting of future minimum lease payments under all non-cancelable capital and operating leases and contracts with initial or remaining terms in excess of one year.

	Notes Payable	Operating Lease	Operating Commitments	Total
2013	$1,157,000	$1,416,113	$620,912	$ 3,194,025
2014	797,000	960,000	334,094	2,091,094
2015	447,667	960,000	42,418	1,450,085
2016	--	960,000	--	960,000
2017	--	1,018,667	--	1,018,667
Thereafter	--	2,645,333	--	2,645,333
Total Commitments	2,401,667	7,960,113	997,424	11,359,204
Interest	(276,667)	--	--	(276,667)
Net Commitments	$2,125,000	$7,960,113	$997,424	$11,082,537

The Company leases its San Francisco corporate office and its New York office under non-cancelable operating leases that expire in December 2013 and July 2020, respectively. Future annual minimum lease payments related to its various operating leases are included in the table above.

Included in Operating Commitments in the table above includes non-cancelable contracts for operating services, such as Bloomberg terminals.

NOTE 12 - LEGAL PROCEEDINGS

DEL BIAGGIO/CACCHIONE MATTERS

A number of lawsuits were filed against the Parent and the Company (collectively, "Merriman Parties"), in connection with the actions of William Del Biaggio III (Del Biaggio), a former customer of the Company and David Scott Cacchione (Cacchione), a former retail broker of the Company. Del Biaggio and Cacchione pleaded guilty to securities fraud and were subsequently imprisoned.

NOTE 12 - LEGAL PROCEEDINGS (CONTINUED)

DEL BIAGGIO/CACCHIONE MATTERS (CONTINUED)

The majority of these lawsuits have been settled or dismissed. The remaining lawsuits against the Parent and the Company in connection with Cacchione's activities are as follows:

TRUSTEE FOR THE BANKRUPTCY ESTATES OF WILLIAM JAMES "BOOTS" DEL BIAGGIO AND BDB MANAGEMENT, LLC V. MERRIMAN CAPITAL, INC. AND D. JONATHAN MERRIMAN

On September 2, 2011, a complaint was filed in FINRA arbitration against the Company and D. Jonathan Merriman by the bankruptcy estates of William James "Boots" Del Biaggio III and BDB Management, LLC. The complaint alleges various causes of action arising from alleged unauthorized trading and cross collateralization in plaintiff's accounts at the Company and seeks damages of $7.2 million. The Company believes that it has valid defenses and intends to contest these claims vigorously. On November 2, 2011, the Company filed an answer to the complaint on behalf of the Company and D. Jonathan Merriman, denying the allegations and asserting, among other things, the right to set off damages caused to the Merriman Parties by Del Biaggio, who is currently serving an eight year sentence in federal prison for fraud, in an amount well in excess of plaintiff's alleged damages. An arbitration hearing was set for August 2012 but was postponed at plaintiff's request. The Company has requested, and plaintiff's counsel has agreed to, a continuance from the arbitration currently scheduled in February 2013. The Company believes it has meritorious defenses and intends to contest these claims vigorously. Since the Company believes that the likelihood of an unfavorable outcome in the case is remote, management has not provided an accrual for this lawsuit as of December 31, 2012.

KHACHATURIAN, PETERSON AND SALVI V. MERRIMAN CAPITAL, INC. AND MERRIMAN HOLDINGS, INC.

Complaints were filed in the San Francisco County Superior Court, California, by Henry Khachaturian in January 2011, by Chuck Peterson in February 2010 and by Dolores Salvi in October 2010. The complaints also named as defendants the Company's officers and former officers D. Jonathan Merriman, Gregory Curhan, and Robert Ford. Messrs Curhan and Ford were dropped from the case in January 2011. The complaints were consolidated into one case in March 2011. The complaints allege that plaintiffs were convinced by the Company to purchase shares of a small, risky stock in which the Company held a position.

NOTE 12 - LEGAL PROCEEDINGS (CONTINUED)

KHACHATURIAN, PETERSON AND SALVI V. MERRIMAN CAPITAL, INC. AND MERRIMAN HOLDINGS, INC. (CONTINUED)

It further alleges that the Company did not permit plaintiffs to sell the shares when the stock's price fell. The complaints seek unspecified compensatory and punitive damages. The Company believes it has meritorious defenses and intends to contest these claims vigorously. Since the Company believes that the likelihood of an unfavorable outcome in the case is remote, management has not provided an accrual for this lawsuit as of December 31, 2012.

WESLEY RUSCH

Unrelated to the Del Biaggio/ Cacchione matters, on July 6, 2012, a complaint was filed in FINRA arbitration by a former employee for employment related claims. The complaint seeks $620,000 in compensatory damages plus unspecified punitive damages. The claims were previously fully arbitrated and decided in the Company's favor. On November 15, 2012, FINRA denied forum to Mr. Rusch and closed the case. The Company believes it has meritorious defenses and intends to contest these claims vigorously. Since the Company believes that the likelihood of an unfavorable outcome in the case is remote, management has not provided an accrual for this lawsuit as of December 31, 2012.

HOWARD V. CHANTICLEER HOLDINGS, INC. ET AL

Complaint was filed in federal court for the Southern District of Florida on October 15, 2012 by Francis Howard against Chanticleer Holdings, Inc., certain of its officers, Merriman Capital, Inc., Dawson James Securities, Inc., and Creason & Associates P.L.L.C. Plaintiff alleges violations of the Securities Act of 1933 in connection with a public offering by Chanticleer Holdings, Inc. and seeks class action status and unspecified damages. The Company believes it has meritorious defenses and intends to contest these claims vigorously. Since the Company believes that the likelihood of an unfavorable outcome in the case is remote, management has not provided an accrual for this lawsuit as of December 31, 2012.

NOTE 13 - SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued.

RELATED-PARTY TRANSACTIONS

On January 31, 2012, the Company borrowed $1,200,000 from the Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934.

MERRIMAN CAPITAL, INC.
(A Wholly Owned Subsidiary of Merriman Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC DOCUMENT

*****

Filed pursuant to Rule 17a-5(e)(3) as a Public Document



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Merriman Capital. Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Merriman Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Merriman Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Merriman Capital, Inc.'s management is responsible for Merriman Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, (bank statement, excel spreadsheet calculating the annual assessment and the accrued assessment expense), and traced the accrued expense to the trial balance, noting no difference other than an over accrual of $1,649;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (excel spreadsheet reconciling the adjustments to year end trial balance), noting an over accrual of $1,649;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and in the related schedules and working papers, excel spreadsheet reconciling the SIPC-7 assessment expense supporting the adjustments, noting no difference other than an over accrual of $1,649.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 22, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036420 FINRA DEC
MERRIMAN CAPITAL INC 10*10
ATTN: GENERAL COUNSEL
600 CALIFORNIA ST STE 900
SAN FRANCISCO CA 94108-2706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 32,189

B. Less payment made with SIPC-6 filed (**exclude interest**) (20,277)
July 30, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,912

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,912

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,912

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Merriman Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 2013.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,869,440
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	171,160
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	428,842
Total additions	600,002
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	593,681
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	593,681
2d. SIPC Net Operating Revenues	$ 12,875,761
2e. General Assessment @ .0025	$ 32,189 (to page 1, line 2.A.)


MARCUM
ACCOUNTANTS ▲ ADVISORS